

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 4, 2016

Ruben Yakubov
President
Agora Holdings, Inc.
170 Rimrock Road, Unit #2
North York, Ontario, Canada M3J 3A6

      Re: Agora Holdings, Inc.
              Form 10-12G
              Filed August 29, 2016
              File No. 000-55686

Dear Mr. Yakubov:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require. Please be advised that, although we have completed our review, your registration statement will automatically become effective on October 28, 2016, sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

                                      Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications